

July 22, 2010

Darin M. Myman
Chief Executive Officer
PeopleString Corporation
157 Broad Street, Suite 109
Red Bank, NJ 07701

> **Re: PeopleString Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-163290**

Dear Mr. Myman:

We have reviewed your amended filing and response letter dated July 1, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated May 3, 2010.

The Offering, page 7

1. Your disclosure continues to refer to "any other public market" where the shares by selling shareholders may be offered. As requested in prior comment 1, please clarify the nature of the public market you are referring to or delete such reference.

Information With Respect to the Registrant

Our Business

Email Accounts and Shared Services Agreement, page 24

2. Given that your directors are the same for both PeopleString and BigString, tell us what consideration you have given to the disclosure of potential conflicts regarding the presentation of corporate opportunities by them. Please clarify the nature and extent of their duties of loyalty to each company and discuss the conflicts that these duties may impose and the effects their actions regarding presentation of corporate opportunities may have on PeopleString. Describe more specifically whether and in what circumstances a corporate opportunity made known to one of your officers or directors who is also involved in BigString, would or would not be offered to BigString rather than to PeopleString.

3. You state that BigString charges PeopleString licensing fees that are higher in aggregate than BigString charges other third parties for outsourced email and instant messenger

services, based on volume. Please clarify how the licensing fees were determined and provide quantitative information concerning how the fees paid by PeopleString to its affiliate compare to the fees BigString charges to an unrelated party.

4.   You state that PeopleString incurred $132,745 in shared expenses for the fiscal year ended December 31, 2009 and consumed 28% of the services shared with BigString. Please clarify how the percent of services consumed correlates with the amount of expenses incurred. Also, clarify the principle or methodology used in determining the portion of the payroll and the portion of other shared services that is allocated to PeopleString and to BigString.

Management's Discussion of Financial Condition or Plan of Operation

Operations, page 26

5.   In response to prior comment 7, you state that you introduced your first product, Blackgrape, a resveratrol-based drink, in the three months ended December 31, 2009. Please describe in more detail this product offering, including how revenue is generated, as it appears from your website that Steve Cardell manufactures and ships the product. Include corresponding disclosure in your Business section. Refer to Item 101(h)(4) of Regulation S-K.

Financial Statements

Changes in and Disagreements with Accountants on Financial Disclosure, page 29

6.   We note you filed an Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised registration statement. However, we also note in this letter the former accountant only agreed with the statements made in the first and second paragraphs of this section. Please file an updated Exhibit 16 letter from your former accountant that clarifies whether they agree or disagree with your statement regarding the former accountant's report on the financial statements and that there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure from the period of inception through the subsequent interim period preceding the registration statement.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to: (212) 697-3575
         Barbara R. Mittman, Esq.